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09057364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane, Berry & Co. International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street, Suite 2500
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Albertelli — 617-624-7060 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street	Boston	MA	02114
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Christine Albertelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry + Co. International, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MELISSA KOROVICH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Certified Public Accountants

Lane, Berry & Co. International, LLC
(A wholly owned subsidiary of
Lane Berry Holdings, LLC)

December 31, 2008

Contents

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton
Corporate Finance LLC
226 Causeway Street, 6th Floor
Boston, MA 02114-2155
T 617.723.7900
F 617.722.0237
www.GrantThorntonCF.com

Managing Member
Lane, Berry & Co. International, LLC

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (the "Company"), a wholly-owned subsidiary of Lane Berry Holdings, LLC ("Holdings"), as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 24, 2009

LANE, BERRY & CO. INTERNATIONAL, LLC
(A wholly-owned subsidiary of Lane Berry Holdings, LLC)
Statement of Financial Condition
December 31, 2008
(United States Dollars in thousands)

ASSETS

Cash	$	3,969
Accounts receivable		303
Prepaid expenses and other assets		35
Securities owned, not readily marketable, at estimated fair value		53
Property and equipment, net		716
Total assets	$	5,076

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	83
Accrued bonuses		190
Total liabilities		273
Member's equity		4,803
Total liabilities and member's equity	$	5,076

The accompanying notes are an integral part of these financial statements.

NOTE A - DESCRIPTION OF BUSINESS

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the member's liability for the debts of the Company is limited. The Company is a wholly-owned subsidiary of Holdings.

Lane, Berry & Co. International, LLC is registered as a broker-dealer under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains cash in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2008, all accounts receivable were less than 90 days and no allowance for doubtful accounts had been established.

Securities Owned, Not Readily Marketable

Securities owned, not readily marketable are valued at fair value as determined by management.

Prepaid Expenses

Prepaid expenses are amounts paid for goods and services for which benefits will be received in future periods.

Property and Equipment

Property, building and equipment are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis as follows:

Description	Years
Computer hardware and software	3
Furniture and fixtures	5
Leasehold improvements and capital leases	Lesser of the term of the lease or estimated useful life

(Dollars in thousands, except for Shares and Schedule I)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Expenditures for major improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and valuation of securities owned.

NOTE C - PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31, 2008:

Computer equipment	$	504
Furniture and fixtures		504
Leasehold improvements		513
		1,521
Less: accumulated depreciation		(805)
	$	716

NOTE D - SECURITIES OWNED, NOT READILY MARKETABLE

During 2008, the Company was granted 100 shares in a privately-held company in return for advisory services rendered. The estimated market value of the shares at December 31, 2008 was $2. This valuation was based upon an acquisition of that company by an unrelated third party immediately prior to the Company receiving the granted shares.

In addition, in 2007 the Company received a warrant to purchase 179,512 shares in a separate private company which the Company valued at $51 at December 31, 2008.

(Dollars in thousands, except for Shares and Schedule I)

NOTE E - FAIR VALUE OF SECURITIES OWNED, NOT READILY MARKETABLE

During 2008 the Company adopted FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date;

Level 2 Inputs - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3 Inputs - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. At each reporting period, all assets and liabilities for which the fair value measurement is based upon significant unobservable inputs or instruments which trade infrequently and therefore have little or no price transparency are classified as Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Asset:				
Securities owned, not readily marketable, at estimated fair value	$ -	$ -	$ 53	$ 53
Total investments	$ -	$ -	$ 53	$ 53

(Dollars in thousands, except for Shares and Schedule I)

NOTE E - FAIR VALUE OF SECURITIES OWNED, NOT READILY MARKETABLE - Continued

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

	Beginning Balance December 31, 2007	Realized Gains or (Losses)	Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances Net	Net Transfers in and/or out of Level 3	Ending Balance December 31, 2008
Asset:						
Securities owned, not readily marketable, at estimated fair value	$ 501	$ -	$ -	$ 448	$ -	$ 53
Total investments	$ 501	$ -	$ -	$ 448	$ -	$ 53

NOTE F - RETIREMENT PLAN

The Company sponsors a 401(k) Plan, which covers substantially all employees. Under the terms of the Plan, the Company's contribution is discretionary. No such contributions were made in 2008.

NOTE G - RELATED PARTY TRANSACTIONS

Holdings, the Company's Parent, maintains the lease obligations for office space. Effective March 6, 2006, Holdings entered into an eight-year sublease in New York and, effective March 13, 2006, entered into a ten-year lease agreement in Boston, and effective April 1, 2005 entered into a five-year lease in Denver. Effective August 1, 2007 Holdings entered into a six-month underlease agreement to sublease all of the New York office space back to the landlord. The eight-year sublease and the six-month underlease for the New York office space were terminated effective March 31, 2008. During 2008, Holdings allocated its lease payment obligations to its two operating companies, the Company and LB Private Equity, LLC, based upon pro-rata usage.

A breakdown of the Company's rental obligations through Holdings are as follows:

2009	$ 1,340
2010	1,277
2011	1,267
2012	1,340
2013	1,340
Thereafter	3,684
Total	$ 10,248

(Dollars in thousands, except for Shares and Schedule I)

NOTE G - RELATED PARTY TRANSACTIONS - Continued

A managing member of Holdings made a capital contribution in 2007 for $2,000 to Holdings. The proceeds of this contribution as well as $450 of additional cash on hand at Holdings were invested as capital to the Company during 2007.

In 2008, the Company distributed to Holdings $450 of Securities, not readily marketable.

NOTE H - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (greater of $100 or 6 2/3% of total aggregate indebtedness) and requires that the amount of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,696, which was $3,596 in excess of its minimum net capital required of $100.

NOTE I - CONCENTRATIONS

One customer accounted for approximately $260 or 86% of accounts receivable as of December 31, 2008.

NOTE J - EQUITY GRANTS

Holdings granted 423,192 Class B Common Non-Voting Units to Company employees in 2005. The Class B Common Non-Voting Units are not subject to expiration but are subject to vesting and are subject to forfeiture if the Grantee's employment is terminated prior to vesting. During 2005, 2006, 2007 and 2008, 45,000, 196,500, 54,157 and 49,141 of the Class B Common Non-Voting Unit issuances vested, respectively. Employee departures resulted in the forfeiture of 73,378 Class B Common Non-Voting Units in 2007. The remaining Class B Common Non-Voting Units are subject to future vesting periods in March 2009.

Holdings granted 285,192 and 958,000 of its Class B-1 Common Non-Voting Units to Company employees in 2006 and 2007, respectively. The Class B-1 Common Non-Voting Units are not subject to expiration but are subject to vesting and are subject to forfeiture if the Grantee's employment is terminated prior to vesting. Employee departures resulted in the forfeiture of 85,064 Class B-1 Common Non-Voting Units in 2007. During 2007 and 2008, 579,000 and 289,564 of the Class B-1 Common Non-Voting Unit issuances vested, respectively. The remaining Class B-1 Common Non-Voting Units are subject to future vesting periods between March 2009 and March 2010.

The Class B-1 Common Non-Voting Units forgo distributions attributed to the Outstanding Common Value of all Units outstanding immediately prior to the issuance of Class B-1 Common Non-Voting Units pursuant to Article X of Holdings' Second Amended & Restated Limited Liability Company Agreement dated January 1, 2008. The fair value of these units was computed using the Black-Scholes model.

NOTE J - EQUITY GRANTS - Continued

As the Company applied the prospective method application, Class B unit grants were accounted for under the intrinsic value method as prescribed by APB 25.